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                                                                 EXHIBIT (a)(10)

             NETWORK ASSOCIATES EXTENDS OFFER FOR CYBERMEDIA, INC.

TO DATE MORE THAN 82 PERCENT OF CYBERMEDIA SHAREHOLDERS
HAVE TENDERED SHARES TO NETWORK ASSOCIATES

SANTA CLARA, Calif., Aug. 28/PRNewswire/--Network Associates (Nasdaq: NETA) today announced that they have extended the expiration date for the previously announced $9.50 per share cash tender offer by a Network Associates' subsidiary for all outstanding shares of CyberMedia, Inc. (Nasdaq: CYBR), until 11:00 p.m., Eastern Daylight Time, on September 4, 1998. This extension is the result of the previously announced resubmission by Network Associates and CyberMedia of their Notification and Report Forms filed under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and the resulting extension of the waiting period under the HSR Act.

At the close of business on August 28, 1998, approximately 11,030,576 shares of common stock of CyberMedia, Inc. had been tendered in the tender offer. This constitutes approximately 82 percent of the CyberMedia shares outstanding as of the commencement of the tender offer.

With headquarters in Santa Clara, California, Network Associates, Inc. is a leading supplier of enterprise network security and management software. Network Associates' NetTools Secure and NetTools Manager offer best-of-breed, suite-based network security and management solutions. NetTools Secure and NetTools Manager suites combine to create Net Tools which centralizes these point solutions within an easy-to-use, integrated systems management environment. For more information, Network Associates can be reached at 408-988-3832 or on the Internet at http://www.nai.com.